Mail Stop 3561

October 20, 2008

Mr. J. Michael Walsh
President and Chief Executive Officer
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, CA   94080

> **Re: Core-Mark Holding Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 0-51515**

Dear Mr. Walsh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief